                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines and adopts Group Q1 2008 Report on Operations

-

CONSOLIDATED PERFORMANCE IN LINE WITH TARGETS ANNOUNCED ON 7 MARCH 2008

-

REDUCTION OF NET FINANCIAL DEBT CONTINUES, DOWN 265 MILLION EUROS FROM END 2007, DOWN 1,746 MILLION EUROS FROM 31 MARCH 2007

-

NET PROFIT 501 MILLION EUROS

REVENUES: 7,298 MILLION EUROS (-2.4% COMPARED WITH Q1 2007); DOWN 4.0% ON AN ORGANIC BASIS, NET OF THE EFFECT OF REGULATORY DISCONTINUITIES (260 MILLION EUROS) THE DECLINE WOULD NARROW TO 0.5%

EBITDA: 2,966 MILLION EUROS (-6.7% COMPARED WITH Q1 2007); DOWN 6.7% ON AN ORGANIC BASIS, NET OF THE EFFECT OF REGULATORY DISCONTINUITIES (219 MILLION EUROS)  IT WOLD HAVE BEEN +0.1%

ORGANIC EBITDA MARGIN: 40.8% (42.0% IN Q1 2007)

EBIT: 1,528 MILLION EUROS (-15.9% COMPARED WITH Q1 2007); DOWN 16.0% ON AN ORGANIC BASIS

ORGANIC EBIT MARGIN: 20.8% (23.7% IN Q1 2007)

CONSOLIDATED NET INCOME: 501 MILLION EUROS; DOWN 35.4% COMPARED WITH Q1 2007

NET FINANCIAL DEBT AT 31 MARCH 2008: 35,436 MILLION EUROS, DOWN 265 MILLION EUROS COMPARED WITH YEAR-END 2007. FROM 31 MARCH 2007, NET FINANCIAL DEBT (37,182 MILLION EUROS) DOWN BY 1,746 MILLION EUROS

INDUSTRIAL INVESTMENT: 1,228 MILLION EUROS, UP 100 MILLION EUROS COMPARED WITH Q1 2007

SUMMARY: Q1 EARNINGS REMAIN AFFECTED BY REGULATORY CHANGES THAT HAVE IMPACTED REVENUES AND EBITDA. THIS IMPACT WAS ALREADY FACTORED INTO TARGETS ANNOUNCED TO THE MARKET ON 7 MARCH. TARGETS ARE CONFIRMED AS DOMESTIC MARKET PERFORMANCE OFFSETS A TEMPORARY SLOWDOWN IN INTERNATIONAL GROWTH.

This press release contains some alternative performance indicators not contemplated under IFRS standards (EBITDA; EBIT; Organic Variation in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the Appendix.

Milan, 9 May 2008

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and adopted the Group's Q1 2008 Report on Operations.

TELECOM ITALIA GROUP

The Telecom Italia Group interim first-quarter 2008 Report on Operations was drafted in observance of article 154–ter (Financial Reports) of Decree Law no. 58/1998 (Unified Finance Law - TUF) and subsequent amendments and additions, and in observance of CONSOB Notice no. DEM/8041082 of 30 April 2008 (Quarterly corporate reports issued by companies whose shares are listed in Italy as the original member State).

This interim Report on Operations has been prepared in observance of the international accounting standards issued by the International Accounting Standards Board and approved by the European Union (“IFRS”). These results are unaudited.

The consolidation area as at 31 March 2008 differs from 31 March 2007 and 31 December 2007 as follows:

-

inclusion of AOL internet operations in Germany (acquired at end February 2007, consolidated from 1 March 2007 and subsequently merged into HanseNet Telekommunikation GmbH),

-

inclusion of InterNLnet B.V. (a Dutch company acquired by BBNed in July 2007);

-

inclusion of the Shared Service Center (fully consolidated since October 2007), following the acquisition of a controlling stake by the Parent Company in Q4 2007. Previously, the company had been reported on the accounts using the equity method.

In line with IFRS requirements, income and balance sheet figures pertaining to Discontinued Operations and Assets Held for Sale are stated under two separate Balance Sheet entries and one Income Statement entry as “Net income (loss) from discontinued operations/assets held for sale”. As regards earnings reported for the first quarter of 2008 and first quarter of 2007, as well as on balance sheet at 31 March 2008, the Liberty Surf group is classified as a Discontinued Operation, after initial moves were made in early 2008 to sell the stake in Liberty Surf Group S.A.S. (the holding company for Broadband operations in France).

Revenues were down 2.4% at 7,298 million euros, from 7,475 million euros in Q1 2007 (-177 million euros). Excluding exchange rate fluctuations (+57 million euros) and changes to the consolidation area (+67 million euros, principally ascribable to the inclusion of AOL internet operations in Germany), the organic change amounted to -4.0% (- 301 million euros).

The following table provides a breakdown of revenues by Business Unit:

(millions of euros)	Domestic	European BroadBand	Mobile Brazil	Media	Olivetti	Other Operations	Adjustments and eliminations	Total

1°Quarter 2008	5.619	323	1.224	74	83	76	(101)	7.298
1°Quarter 2007	6.009	216	1.100	58	83	60	(51)	7.475

With reference to the organic variation in revenues, key details of performance by business unit follow. The domestic business unit saw revenues decline by 382 million euros, mainly due to the following regulatory impacts:

-

a variation in prices for regulated unbundling wholesale services, shared access and  bitstream

(-24 million euros);

-

a change in fixed-line/mobile termination rates in the second half of 2007 (-66 million euros);

-

application as of March 2007 of the so-called “Bersani Decree” (-125 million euros, net of a positive elasticity effect);

-

the realignment of international roaming tariffs within the European Union, in compliance with European Commission rulings (-45 million euros).

Taken together, these discontinuities amounted to a total of 260 million euros.

The Brazilian mobile unit posted an increase in revenues of 52 million euros (+4.7%) due to the development of voice and value-added services, sustained by the continued growth in the customer base. The European Broadband unit contributed to the revenue variation with an increase of 39 million euros. The Media business unit brought an increase in revenues of 16 million euros, predominantly as a result of Digital Terrestrial revenue growth (agreement with Mediaset and TIM for football rights). Revenues for the Olivetti Business Unit were virtually unchanged (+5 million euros), primarily due to a slowdown in the sale of traditional inkjet products and accessories, partially offset by a stronger performance in the postal printer segment.

Revenues from international activities (based on the geographical location of customers) amounted to 2,099 million euros (2,048 million euros in Q1 2007): 57.6% of this figure was generated in Brazil (53.1% in Q1 2007).

EBITDA (operating result before amortization and depreciation, capital gains/losses, and write-backs/write-downs of non-current activities) amounted to 2,966 million euros, down 6.7% compared with Q1 2007 (down 212 million euros). The EBITDA margin was 40.6% (42.5% in Q1 2007). Excluding the effects of other non-organic variations, exchange-rate fluctuations and changes to the scope of consolidation, the organic variation in EBITDA amounted to -6.7% (-215 million euros). This variation breaks down as follows:

	Q1 2008	Q1 2007	Change
(millions of euros)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	2,966	3,178	(212)	(6.7%)
Effect of change in scope of consolidation		7
Effect of exchange rate fluctuations		8
Non-organic (income) expenses	12	-
Non-recurring (income) expenses	3	-
Non-organic provisions for ongoing disputes	9	-
COMPARABLE EBITDA	2,978	3,193	(215)	(6.7%)

On an organic basis, the EBITDA margin was 40.8% (42.0% in Q1 2007).

It should be noted that the above-mentioned discontinuities had a total negative impact on EBITDA of 219 million euros approximately (125 million euros from the Bersani Decree, net of the elasticity effect; 24 million euros from the reduction in regulated wholesale prices; 38 million euros due to changes in fixed-line/mobile termination rates; and 32 million euros from adjustments to international roaming traffic tariffs).

EBIT (the operating result) amounted to 1,528 million euros, down 15.9% compared with Q1 2007 (-289 million euros). The EBIT margin decreased from 24.3% in Q1 2007 to 20.9% in Q1 2008. The organic variation in EBIT registered a decrease of 289 million euros (-16.0%). This breaks down as follows:

	Q1 2008	Q1 2007	Change
(millions of euros)	(a)	(b)	(a-b)%
HISTORICAL EBIT	1,528	1,817	(289)	(15.9%)
Effect of change in scope of consolidation		1
Effect of exchange rate fluctuations		(4)
Non-organic (income) expenses	(13)	(10)
Non-organic expenses already stated as EBITDA	12	-
Non-recurring gains on the sale of properties	(25)	(10)
COMPARABLE EBIT	1,515	1,804	(289)	(16.0%)

On an organic basis, the EBIT margin was 20.8% (23.7% in Q1 2007).

EBIT was impacted not just by the factors stated with regard to EBITDA, but also by depreciation and amortization of 1,463 million euros (1,373 million euros in Q1 2007, a rise of 90 million euros). The higher figures for depreciation and amortization were offset by 13 million euros in higher gains from the disposal of non-current assets, following real estate disposals for 25 million euros in Q1 2008 (12 million euros for the same period in 2007).

The net consolidated result amounted to 501 million euros (482 million euros before minority interests), down 35.4% compared with Q1 2007 (775 million euros). The above-mentioned EBIT reduction and worsening of financial operations management and equity holdings (158 million euros of which 123 million euros stem from the fair value estimate of call options on 50% of Sofora Telecomunicaciones, which in Q1 2007 were revalued by 93 million euro, while in Q1 2008 they were devalued by 30 million euros) was primarily offset by lower income taxes (169 million euros).

Capital expenditure in Q1 2008 amounted to 1,228 million euros, up 100 million euros compared with the preceding year (+8.9%) following greater investment in the development of new services for domestic operations (+103 million euros) and Brazil Mobile (+23 million euros).

Net financial debt as at 31 March 2008 amounted to 35,436 million euros, a reduction of 265 million euros compared with 31 December 2007 (35,701 million euros). This was made possible by net cash flow generated by operations (763 million euros), the sale of equity stakes and other disposals (44 million euros), and the release of loans (686 million euros), all of which went to counterbalance industrial investment (1,228 million euros).

Compared with 31 March 2007, net financial debt was down 1,746 million euros to 37,182 million euros.

On 31 March 2008, Group headcount stood at 83,221, including employees of activities which have been sold and non-current activities destined to be sold, of whom 66,753 are in Italy (83,429 at year-end 2007, of whom 66,951 in Italy).

BUSINESS UNIT RESULTS

The Telecom Italia Group is organized according to segments of activity as follows:

•

“Domestic” business unit which includes domestic Fixed (divided into retail voice, internet, data business, wholesale) and Mobile telecommunications activities, as well as related support activities;

•

“European Broadband” business unit which includes broadband services in Germany and Holland;

•

“Brazil Mobile” business unit which includes mobile telecommunications activities in Brazil;

•

“Media” business unit which includes television and news activities;

•

“Olivetti” business unit which includes activities for the production of digital systems for ink-jet printing;

•

“Other activities” which includes financial companies, foreign activities not included in the other business units and other minor companies not strictly linked to Telecom Italia Group’s core business.

Telecom Italia Media Group results for the first quarter of 2008 were published in a press release issued on 7 May 2008, following the Board meeting called to approve the accounts.

DOMESTIC

Revenues of 5,619 million euros registered a 6.5% decrease (-390 million euros) compared with Q1 2007. Excluding the effects of exchange rate fluctuations and changes to the area of consolidation, the organic variation amounted to -6.4% (-382 million euros).

Revenues were impacted by the aforementioned regulatory discontinuities which, compared with a year earlier, amounted to a total of 260 million euros.

Fixed-Line Telecommunications

Fixed-line telecommunications revenues amounted to 3,746 million euros, a 6.1% reduction (-243 million euros) compared with Q1 2007. The organic variation in revenues was -5.9% (-235 million euros), excluding exchange rate fluctuations and changes to the perimeter of consolidation.

Retail Voice
Retail Voice revenues amounted to 1,970 million euros, down 191 million euros (-8.8%) compared with 2007. This was mainly due to lower traffic, especially on fixed-line/mobile and domestic routes, alongside a reduction in accesses caused exclusively by a contraction in the average customer base.

Internet
Internet revenues amounted to 406 million euros, up 15.0% (+53 million euros) compared with the first quarter of 2007. This was achieved thanks to ongoing growth in revenues from Broadband and internet content, which posted growth of 17.3% compared with the same period in 2007. The overall domestic market Broadband access portfolio grew to 7.7 million customers, of whom 6.5 million are retail customers. The strategy of migrating customers towards higher value offers with the goal of stabilizing ARPU. In particular, flat offers, thanks to a more focused marketing approach and the upselling of “free” customers, now account for 73% of the entire broadband customer portfolio. VoIP customers now number 1.5 million accesses, corresponding to around 23% of the Retail Broadband access total. Rollout of IPTV services to the Consumer market and the implementation of web content and services continue (the portfolio has reached 136,000 customers, up 56,000 compared with end 2007) and the development of web content and services.

Data Business

Data Business revenues amounted to 383 million euros. The 10 million euro (-2.5%) reduction compared with Q1 2007 reflects increasing competition in the Corporate clients market, as well as a public administration contract prices reviews in June 2007. ICT services and products, however, continued to register dynamic growth, and posted a 10 million euro increase (up 7.1%).

Wholesale

Revenues from Wholesale services amounted to 905 million euros, an overall 8.8% decrease (-87 million euros) compared with the same period in 2007.

Revenues from domestic wholesale services amounted to 585 million euros, a 4.3% rise (+24 million euros) compared with the same period in 2007. Revenue growth was led by regulated services (+23 million euros from an increase of lines in unbundling). Revenues from international wholesale services amounted to 320 million euros, a 25.8% decrease (-111 million euros compared with Q1 2007) that was due to lower transit revenues as a result of the termination of a number of contracts from Q2 2007 onwards.

Mobile Telecommunications

Revenues in Q1 2008 amounted to 2,236 million euros, down 5.5% compared with the same period in 2007. This result was significantly impacted by the negative effects of the “Bersani Decree”, changes to fixed-line/mobile termination rates, and the adjustment of international roaming tariffs within the European Union. Without these regulatory discontinuities (amounting to 224 million euros), Domestic Mobile revenues would have registered 4.0% growth.

The first quarter of 2008 saw strong growth in revenues from value-added services (VAS), which rose 15% to 518 million euros compared with Q1 2007. Growth was generated by ongoing innovation of the offer portfolio , alongside greater penetration of interactive services and mobile broadband -- revenues from browsing in Italy rose by 48%. VAS revenues accounted for 24.2% of all revenues from services (19.8% in Q1 2007).

Voice revenues (outgoing and incoming) were 1,549 million euros, a decrease of 192 million euros compared with the first quarter of 2007 (-11%). This reduction is entirely due to the negative impact of the aforementioned changes to the regulatory environment; stripping these out, voice revenues actually grew by 1%.

Revenues from the sale of handsets reached 100 million euros, an increase of 9 million euros on the same period in 2007, as the result of an enhanced mix of products sold.

At 31 March 2008, Telecom Italia supplied 35.9 million mobile lines (of which 6.3 million using UMTS technology, 17.6% of total lines). The number of lines supplied grew by 2.4 million compared with March 2007, corresponding to a market share of 39.7%. In the first quarter, the customer portfolio was characterized by greater acquisitions of subscription-based and business segment customers, in the context of a strategy aimed at higher value customers.

Domestic Business Unit EBITDA amounted to 2,667 million euros, down 6.5% compared with the same period in 2007 (-186 million euros). The EBITDA margin corresponded to 47.5% of revenues (in line with the same period in 2007). This result was strongly impacted by the above-mentioned discontinuities in the regulatory environment, which, altogether amounted to a total of 219 million euros. The organic variation in EBITDA compared with the first quarter of 2007 was -6.1% (-174 million euros) and breaks down as follows:

	1st Quarter	1st Quarter
	2008	2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	2.667	2.853	(186)	(6,5)
Effect of change in scope of consolidation	-	2
Effect of change in exchange rates	-	(2)
Non - organic (income) expenses:	12	-
Disputes and settlements with other operators	9	-
Other expenses net	3	-
COMPARABLE EBITDA	2.679	2.853	(174)	(6,1)

The organic EBITDA margin was 47.7% (47.5% in the first quarter of 2007).

Domestic Business Unit EBIT came in at 1,566 million euros, a reduction of 12.5% (-224 million euros) compared with Q1 2007. The EBIT margin corresponded to 27.9% of revenues (against 29.8% in Q1 2007). The organic EBIT variation was -12.9% (-229 million euros):

	1st Quarter	1st Quarter
	2008	2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	1.566	1.790	(224)	(12,5)
Effect of change in scope of consolidation	-	2
Effect of change in exchange rates	-	-
Non - organic (income) expenses:	(13)	(10)
Non - organic (income) expenses already described under EBITDA	12	-
Additional non - organic (income) expenses:	(25)	(10)
Gains on sales of properties	(25)	(10)
COMPARABLE EBIT	1.553	1.782	(229)	(12,9)

The organic EBIT margin was 27.6% (29.7% in the first quarter of 2007).

The EBIT figure was impacted by 52 million euros in higher amortization and depreciation costs, principally ascribable to greater investments in tangible assets; these negative effects were partially offset by a higher balance of gains/losses on disposals of non-current assets (+15 million euros).

Capital expenditure amounted to 970 million euros (+103 million euros compared with Q1 2007). Capital expenditure was equal to 17.3% of revenues (14.4% over the same period in 2007).

The company headcount stood at 64,160, down 202 compared with 31 December 2007.

EUROPEAN BROADBAND

The perimeter of this Business Unit has been modified compared to the 2007 Accounts following moves in early 2008 to dispose of the Liberty Surf Group, which is, consequently, considered as a Discontinued Operation. The BU now comprises European operations in Germany and the Netherlands conducted through subsidiary companies Hansenet GmbH and BBNed N.V.

European Broadband business unit revenues amounted to 323 million euros, a 49.5% increase (+107 million euros) compared with the first half of 2007. Organic growth on an equal perimeter basis amounted to 39 million euros (+13.7%). Growth was driven by an expanding Broadband customer portfolio, which at 31 March 2008 numbered over 2.5 million accesses.

EBITDA amounted to 61 million euros, an increase of 7 million euros compared with Q1 2007. The EBITDA margin was 18.9% (against 25.0% in Q1 2007). At the organic level, the result was in line with Q1 2007.

EBIT was 6 million euros, a decrease of 16 million euros (-72.7%) compared with Q1 2007. The organic EBIT figure was down 17 million euros (-73.9%), as follows:

	1st Quarter	1st Quarter
	2008	2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	6	22	(16)	(72,7)
Effect of change in scope of consolidation	-	1
COMPARABLE EBIT	6	23	(17)	(73,9)

The EBIT decline was due to a substantial increase in amortizations and depreciation (+23 million euros) stemming from higher investment in network infrastructure and IT support systems, carried out at the end of 2007, and costs associated with the activation of new customers.

Capital expenditure amounted to 100 million euros, down 10 million euros on Q1 2007.

On 31 March 2008, the company headcount was 3,157, a decrease of 34 compared with 31 December 2007.

MOBILE BRAZIL
(Average euro/real exchange rate: 0.3844)

From the end of March 2007 to the beginning of 2008, the Brazilian market for mobile lines grew by 23.2%. At 31 March 2008, a total of 125.8 million lines were supplied to the market, corresponding to 65.8% population penetration; this compares with 102.2 million lines at March 31, 2007 (54.2% penetration), and 121.0 million lines at 31 December 2007 (around 63.5% penetration).

The TIM Brasil Group consolidated its status as the number two carrier on the Brazilian market, reaching 32.5 million lines (+23.7% compared with 31 March 2007; +4.1% compared with 31 December 2007), and corresponding to a 25.9% market share.

TIM Brasil Group consolidated revenues in Q1 2008 amounted to 3,183 million reais (1,224 million euros), up 4.7% compared with the same period in 2007 (revenues from services rose 6.3%). The sharp rise in the customer base (+6.2 million customers), higher penetration amongst lower income classes, and competition based on promotions, resulted in a fall in ARPU of 4.5 reais (30.5.0 reais in March 2008 compared with 35.0 reais March 2007).

Consolidated EBITDA in Q1 2008 amounted to 631 million reais (242 million euros), down 15.3% compared with the same period in 2007 (-114 million reais). The EBITDA margin was 19.8%, down 4.7 percentage points from Q1 2007. Lower EBITDA was mainly due to competition, which eroded prices and therefore margins on services, and to increased provisions for bad credits which essentially stemmed from Telesales marketing channel.

Consolidated EBIT at March 2008 was -45 million reais (17 million euros), against +46 million reais for March 2007 (16 million euros). Lower amortization and depreciation as a consequence of the cessation of those relative to the TDMA network partly offset the aforementioned worsening of Ebitda.

Capital expenditure in Q1 2008 amounted to 361 million reais (321 million reais in Q1 2007). The additional 40 million reais consisted mainly of investments to expand the customer base. Network and IT investments included the start-up of 3G network infrastructure, the license for which will be booked in the Q2 2008.

On 31 March 2008, the company headcount stood at 10,081, a rise of 51 compared with 31 December 2007.

OLIVETTI

Revenues amounted to 83 million euros, unchanged compared with the same period in 2007. Excluding changes to the consolidation area and unfavourable exchange rate fluctuations, organic revenue growth corresponded to 5 million euros (up 6.4%).

EBITDA amounted to -7 million euros, a 3 million euro improvement compared with the same period in 2007. This improvement may essentially be ascribed to the containment of fixed costs. The following table provides a breakdown of the organic variation, which was a positive 7 million euros (+50.0%):

	1st Quarter	1st Quarter
	2008	2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	(7)	(10)	3	30,0
Effect of change in scope of consolidation	-	(2)
Effect of change in exchange rates	-	(2)
EBITDA COMPARABILE			-	-
COMPARABLE EBITDA	(7)	(14)	7	50,0

EBIT was -9 million euros, a 5 million euro improvement compared with the same period in 2007. The following table provides a breakdown of the organic variation, which was a positive 9 million euros (+50.0%):

	1st Quarter	1st Quarter
	2008	2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	(9)	(14)	5	35,7
Effect of change in scope of consolidation	-	(2)
Effect of change in exchange rates	-	(2)

COMPARABLE EBIT	(9)	(18)	9	50,0

Capital expenditure amounted to 1 million euros, down 1 million euros compared with Q1 2007.

On 31 March 2008, the company headcount was 1,259, a decrease of 20 compared with 31 December 2007.

****

EVENTS OCCURRING AFTER 31 MARCH 2008

Buyback of 850 million euro Telecom Italia S.p.A. bonds maturing in 2055

In April 2008, Telecom Italia S.p.A bought back company bonds worth a nominal 25 million euros.

Entel Bolivia S.A.

A Supreme Decree issued on 1 May 2008 calls for nationalization of the Telecom Italia Group’s stake in Entel Bolivia.

The Decree establishes that within 60 days a price shall be set for the nationalized shares, from which all Entel S.A.’s stated and potential liabilities shall be deducted.

Entel Bolivia is consolidated on a line-by-line basis. The company's headline earnings and financial figures are as follows:

(millions euros)	Q1 2008	FY 2007

Revenues	52	210
EBITDA	24	98
Net income over the period, before minorities	10	60
(millions of euros)	March 31,2008	December 31, 2007
Net financial position: debt/(liquidity)	(63)	(101)

The Entel Bolivia book value entered onto the Telecom Italia Group balance sheet at 31 March 2008 was 39.5 million euros.

Given the totally arbitrary nature of the nationalization, and the violation of ongoing international agreements between Bolivia and the Netherlands, ETI, the direct parent company of Entel Bolivia, has taken the precautionary step of seizing Entel Bolivia's funds in foreign accounts worth in excess of 50 million euros. ETI is, additionally, taking all possible actions to protect its own investments.

Since October 2007, controlled company ETI has been seeking arbitration at the ICSID (International Center for Settlement of Investment Disputes) for violation of the bilateral treaty between Bolivia and the Netherlands. Specifically, ETI has been seeking protection of its investments following expropriation procedures set in motion by the Bolivian government. The ICSID is currently in the process of appointing a panel of arbitrators.

OUTLOOK FOR 2008

At the consolidated level, Telecom Italia confirms the targets announced on 7 March 2008, applying first quarter average exchange rates to the entire year 2008 and without considering the eventual impact of the nationalization of Entel Bolivia cited in the preceding paragraph.

****

Pursuant to paragraph 2, Article 154-bis of Italy’s Financial Law, the Executive in charge of preparing the corporate and accounting documents (Enrico Parazzini), hereby declares that the accounting information contained herein corresponds to the Company’s documentation, accounting books and records.

****

The Group's Q1 2008 results will be presented to the financial community today during a conference call at 03:30 PM (CET). Journalists are invited to follow the presentation by calling +39 06 33168. For those who are unable to follow the live conference call, a recorded version of the presentation will be available until Friday May 16 on +39 06 334843 (access code 198187#).

Telecom Italia Media Relations +39 06 3688 2424 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

 ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS
+	Finance expenses
-	Finance income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - OPERATING PROFIT
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the economic amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the first quarter 2008 and 2007.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release the tables show the amounts taken from the balance sheet and used to calculate the Net Financial Debt of the Group.

****

The Income statements, the Balance Sheets and the Cash Flows Statements as well as the Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in  the “First Quarter 2008 Report” and are unaudited.

TELECOM ITALIA GROUP

CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA  GROUP – CONSOLIDATED BALANCE SHEETS

 TELECOM ITALIA  GROUP – CONSOLIDATED CASH FLOW STATEMENTS

TELECOM ITALIA  GROUP – CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP  - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

In January 24, 2008 Telecom Italia Finance S.A. regularly repaid the bond 5.875% due 2008 for the amount of 1,659 million of euro (the amount originally issued, equal to 1.750 million of euro, was subsequently reduced as a consequence of the repurchase of securities on the market and the subsequent cancellation).

In the first quarter 2008 Telecom Italia S.p.A. repurchased securities related to the bond 850 million of euro 5.25% due 2055 for a total nominal amount of 95 million of euro, with a capital gain on Profit & Loss equal to 26 million of euro.

The total repayment, net of the Group’s debt buy-back, related to the bonds expiring in the following 18 months as of March 31, 2008 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals approximately 5,702 million of euro with the following detail:

•

750 million of euro, expiring on June 9, 2008;

•

500 million of euro, expiring on September 14, 2008 (it is referred to a bond issued by Telecom Italia Finance S.A. with the faculty for the bondholders to extend the due date for 21 months; the last maturity date is March 2012);

•

632 million of euro, expiring on November 15, 2008;

•

1,500 million of euro, expiring on February 9, 2009;

•

110 million of euro, expiring on March 30, 2009;

•

2,210 million of euro, expiring on July 30, 2009.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities.

Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), which are recorded in the financial statements at March 31, 2008 for 2,106 million of euro, we inform that the amount of 554 million of euro is not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB, which can require guarantees or changes in the contract of funding;

•

with reference to the loans respectively for the nominal amount of 350 million of euro and 200 million of euro, if the credit rating of the company underlies BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of guarantees by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount. We inform that on April 3 rd 2008, the loan granted by EIB for the nominal amount of 350 million of euro has been modified in the level of credit rating as above mentioned. The previous level was BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings;

•

the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the Project.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the market price value). There are the same negative pledges conditions in the export credit loan agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 138 million of euro at March 31, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of loans granted to certain companies of Tim Brazil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios), as well as negative pledge clauses, worth the request for the repayment in advance of the loan.

Finally, we point out that on March 31, 2008 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been breached or violated in any way.

***

(millions of euro)		3/31/2008	12/31/2007 restated (§)	Change	12/31/2007
		(a)	(b)	(a-b)	
Non-current financial liabilities (*):					
Financial payables		31.169	33.287	(2.118)	33.299
Finance lease liabilities		1.802	1.809	(7)	1.809
Non-current liabilities for hedging derivatives		2.836	1.942	894	1.942
Other financial liabilities		-	1	(1)	1
	(1)	35.807	37.039	(1.232)	37.051
Less:					
Non-current financial receivables for lessors' net investments		(292)	(278)	(13)	(278)
Non-current assets for hedging derivatives		(513)	(288)	(227)	(288)
		(805)	(565)	(240)	(565)
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	**(A)**	**35.002**	**36.474**	**(1.472)**	**36.486**
Current financial liabilities (*):					
Financial payables		5.585	5.948	(363)	5.943
Finance lease liabilities		283	282	1	282
Current liabilities for hedging and non-hedging derivatives		438	372	66	372
Other financial liabilities		8	8	-	8
	(2)	6.294	6.590	(296)	6.585
Less:					
Current financial receivables for lessors' net investments		(160)	(149)	(11)	(149)
Current assets for hedging derivatives		(218)	(189)	(30)	(189)
		(398)	(336)	(31)	(336)
TOTAL CURRENT FINANCIAL LIABILITIES (*)	**(B)**	**5.928**	**6.255**	**(327)**	**6.250**
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	**(C) (3)**	**776**	**701**	**75**	**-**
TOTAL GROSS FINANCIAL DEBT (*)	**(D=A+B+C)**	**41.706**	**43.430**	**(1.724)**	**42.736**
Current financial assets (*):					
Securities		(234)	(387)	153	(390)
Financial receivables and other current financial assets		(1.182)	(1.065)	(117)	(377)
Cash and cash equivalents		(5.068)	(6.449)	1.381	(6.473)
	(4)	(6.484)	(7.901)	1.417	(7.240)
Less:					
Current financial receivables for lessors' net investments		160	149	11	149
Current assets for hedging derivatives		218	189	30	189
		398	336	31	336
	(E)	**(6.118)**	**(7.566)**	**1.448**	**(6.905)**
Financial assets relating to Discontinued operations/Non-current assets held for sale	**(F) (5)**	**(24)**	**(33)**	**9**	**-**
TOTAL CURRENT FINANCIAL ASSETS (*)	**(C=E+F)**	**(6.142)**	**(7.599)**	**1.457**	**(6.905)**
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	**(H=D+C)**	**35.564**	**35.831**	**(267)**	**35.831**
Non-current financial assets (*):					
Securities other than investments		(14)	(9)	(5)	(9)
Financial receivables and other non-current financial assets		(919)	(686)	(233)	(686)
	(6)	(933)	(695)	(238)	(695)
Less:					
Non-current financial receivables for lessors' net investments		292	278	13	278
Non-current assets for hedging derivatives		513	288	227	288
		805	565	240	565
TOTAL NON-CURRENT FINANCIAL ASSETS (*)(**)	**(I)**	(128)	(130)	2	(130)
NET FINANCIAL DEBT	**(L=H+I)**	**35.436**	**35.701**	**(265)**	**35.701**
COMPOSITION OF THE NET FINANCIAL DEBT:					
Total gross financial debt:					
Non-current financial liabilities	(1)	35.807	37.039	(1.232)	37.051
Current financial liabilities	(2)	6.294	7.291	(997)	6.585
Financial liabilities directly associated with Non-current assets held for sale	(3)	776			
		42.101	**44.330**	**(2.229)**	**43.636**
Total gross financial assets:					
Non-current financial assets	(6)	(933)	(695)	(238)	(695)
Current financial assets	(4)	(6.484)	(7.934)	1.450	(7.240)
Financial assets included in non-current assets held for sale	(5)	(24)			
		(7.417)	**(8.629)**	**1.212**	**(7.935)**
		34.684	**35.701**	**(1.017)**	**35.701**

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

(**) At March 31, 2008, the item includes: low-rate loans made to employees (euro 56 million), loans made to Aree Urbane S.r.l. (euro 78 million) and securities other than investments (euro 13 million).

(§) For purposes of comparison with March 31, 2008, the figures at December 31, 2007 have been restated in order to consider as discontinued operations the Liberty Surf group.

TELECOM ITALIA  GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON THE SINGLE ITEMS OF THE INCOME STATEMENTS

The effect of non-recurring events and transactions on the profit for the period is set out below in accordance with Consob communication DEM/6064293 dated July 28, 2006.

(milions of euro)	1st Quarter 2008 (a)	1st Quarter 2007 (b)	Change (a – b)
Acquisition of goods and services, Other operating expenses:
Others expenses	(3)	-	(3)
IMPACT ON EBITDA	(3)	-	(3)

Gains (losses) on disposals of non-current assets:
Gains on sales of properties	25	10	15
IMPACT ON EBIT	22	10	12

IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	22	10	12

Income tax expense	(8)	(2)	(6)

IMPACT ON PROFIT FOR THE PERIOD	14	8	6

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2008-2010 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 9th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager